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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.             )

UGC Europe, Inc.
(Name of Subject Company (Issuer))

Europe Acquisition, Inc.
(Name of Filing Persons (Offeror))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

90268P 10 2
(CUSIP Number of Class of Securities)

Michael T. Fries
President
Europe Acquisition, Inc.
4643 South Ulster Street, Suite 1300
Denver, Colorado 80237
(303) 770-4001
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Garth B. Jensen, Esq.
Holme Roberts & Owen LLP
1700 Lincoln, Suite 4100
Denver, Colorado 80203
(303) 861-7000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$950,122,408	$76,865

(1)
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the acquisition of each outstanding share of common stock, par value $0.01 per share (the "UGC Europe Shares") of UGC Europe, Inc. not beneficially owned by UnitedGlobalCom, Inc. ("United") or its subsidiaries for 9.0 shares of Class A common stock of United, par value $0.01 per share (the "United Shares"). The value of the United Shares was calculated as the product of (i) $6.35 (the average of the high and low prices per share of the United Shares on October 3, 2003 as reported by the Nasdaq National Market) and (ii) 149,625,576 (the maximum number of United Shares expected to be issued in connection with this transaction).

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11, equals $80.90 per million of the aggregate value of the United Shares offered by the bidder.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
$71,284
Form or Registration No.:	Form S-4
Filing Party:	UnitedGlobalCom, Inc.
Date Filed:	October 6, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒
    third-party tender offer subject to Rule 14d-1.

    ☐
    issuer tender offer subject to Rule 13e-4.

    ☐
    going-private transaction subject to Rule 13e-3.

    ☐
    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

        This Tender Offer Statement on Schedule TO (this "Tender Offer Statement") relates to the offer by Europe Acquisition, Inc. ("Purchaser"), a Delaware corporation and a wholly-owned indirect subsidiary of UnitedGlobalCom, Inc., a Delaware corporation ("United"), to exchange (the "Exchange Offer") each outstanding share of common stock, $0.01 par value per share (the "UGC Europe Shares") of UGC Europe, Inc., a Delaware corporation ("UGC Europe") not owned by United or its subsidiaries for 9.0 shares of Class A common stock, par value $0.01 per share (the "United Shares") of United, subject to certain terms and conditions.

        Concurrently with the filing of this Tender Offer Statement, United is filing a registration statement on Form S-4 (the "Registration Statement") relating to the United Shares to be issued to the stockholders of UGC Europe in the Exchange Offer.

        The terms and conditions of the Exchange Offer are set forth in the prospectus that is part of the Registration Statement (the "Prospectus"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2), as they may be supplemented and amended from time to time.

Item 1. Summary Term Sheet

The information set forth in the Prospectus under the caption "Chapter I – Overview—Questions and Answers for Stockholders" is incorporated herein by reference.

Item 2. Subject Company Information

(a)	Name and Address. The information set forth in the Prospectus under the "Chapter III – Information About Us and UGC Europe—UGC Europe" is incorporated herein by reference.
(b)
Securities. The information set forth in the Prospectus under the captions "Chapter II – The Transaction—The Exchange Offer—Conditions of the Exchange Offer" and "Chapter V – Certain Legal Information—Description of UGC Europe's Capital Stock—Capital Stock" is incorporated herein by reference.
(c)
Trading Market and Price. The information set forth in the Prospectus under the caption "Chapter I – Overview—Comparative Per Share Market Price and Dividend Information" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The information set forth in the Prospectus under the caption "Chapter III – Information About Us and UGC Europe—UGC/SPCo. and Europe Acquisition" is incorporated herein by reference.
(b)
Business and Background of Entities. The information set forth in the Prospectus under the captions "Chapter III – Information About Us and UGC Europe—Our Company," "Chapter III – Information About Us and UGC Europe—Liberty Media Corporation," "Chapter III – Information About Us and UGC Europe—UGC/SPCo. and Europe Acquisition," "Chapter III – Information About Us and UGC Europe—Executive Officers and Directors," "Chapter III – Information About Us and UGC Europe—Incorporation of Information By Reference," and "Chapter V – Certain Legal Information—Where You Can Find More Information" is incorporated herein by reference.
(c)
Business and Background of Natural Persons. The information set forth in the Prospectus under the caption "Chapter III – Information About Us and UGC Europe—Executive Officers and Directors" and in "Schedule 1—Information Concerning Directors and Executive Officers" to the Prospectus is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)	Tender Offers.
(a)(1)(i)
Number and Class of Securities. The information set forth in the Prospectus under the captions "Chapter II – The Exchange Offer—Terms of the Exchange Offer," "Chapter II – The Transaction—The Exchange Offer—Conditions of the Exchange Offer" and "Chapter II – The Transaction—The Exchange Offer—UGC Europe Capital Changes and Distributions" is incorporated herein by reference.
(a)(1)(ii)
Consideration. The information set forth in the Prospectus under the captions "Chapter II – The Transaction—The Exchange Offer—Terms of the Exchange Offer" and "Chapter II – The Transaction—The Exchange Offer—UGC Europe Capital Changes and Distributions" is incorporated herein by reference.
(a)(1)(iii)	Expiration. The information set forth in the Prospectus under the caption "Chapter II – The Transaction—The Exchange Offer—Terms of the Exchange Offer" is incorporated herein by reference.
(a)(1)(iv)
Subsequent Offering Period. The information set forth in the Prospectus under the caption "Chapter II – The Transaction—The Exchange Offer—Terms of the Exchange Offer" is incorporated herein by reference.
(a)(1)(v)	Extension. The information set forth in the Prospectus under the caption "Chapter II – The Transaction—The Exchange Offer—Terms of the Exchange Offer" is incorporated herein by reference.
(a)(1)(vi)	Withdrawal. The information set forth in the Prospectus under the caption "Chapter II – The Transaction—The Exchange Offer—Rights of Withdrawal" is incorporated herein by reference.
(a)(1)(vii)
Procedures for Tender and Withdrawal. The information set forth in the Prospectus under the caption "Chapter II – The Transaction—The Exchange Offer—Procedure for Tendering Shares" is incorporated herein by reference.
(a)(1)(viii)
Accepting Securities for Payment. The information set forth in the Prospectus under the captions "Chapter II – The Transaction—The Exchange Offer—Acceptance for Exchange and Exchange for UGC Europe Shares" and "Chapter II – The Transaction—The Exchange Offer—Conditions of the Exchange Offer" is incorporated herein by reference.
(a)(1)(ix)	Proration. Not applicable.
(a)(1)(x)
Differences in Rights of Security Holders. The information set forth in the Prospectus under the caption "Chapter V – Certain Legal Information—Comparison of the Rights of United Stockholders and UGC Europe Stockholders" is incorporated herein by reference.
(a)(1)(xi)	Accounting Treatment. The information set forth in the Prospectus under the caption "Chapter II – The Transaction—The Exchange Offer—Accounting Treatment" is incorporated herein by reference.
(a)(1)(xii)
Material Federal Income Tax Consequences. The information set forth in the Prospectus under the captions "Chapter II – The Transaction—The Exchange Offer—Backup Withholding" and "Chapter II – The Transaction—Certain Considerations Relating to the Exchange Offer and the Merger—Certain Material United States Federal Income Tax Consequences" is incorporated herein by reference.
(a)(2)	Mergers or Similar Transactions. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the Prospectus under the captions "Chapter II – The Transaction—Background—Our Relationship with UGC Europe; Reorganization of UPC," "Chapter III – Information About Us and UGC Europe—Relationships with UGC Europe," "Chapter III – Information About Us and UGC Europe—Agreements Between UGC Europe and Us" and "Chapter V – Certain Legal Information—Description of UGC Europe's Capital Stock—Stockholders Agreement" is incorporated herein by reference.
(b)
Significant Corporate Events. The information set forth in the Prospectus under the captions "Chapter II – The Transaction—Background—Our Relationship with UGC Europe; Reorganization of UPC," "Chapter III – Information About Us and UGC Europe—Relationships with UGC Europe," "Chapter III – Information About Us and UGC Europe—Agreements Between UGC Europe and Us," and "Chapter V – Certain Legal Information—Description of UGC Europe's Capital Stock—Stockholders Agreement" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Prospectus under the captions "Chapter II – The Transaction—Background—Reasons for the Exchange Offer and the Merger," "Chapter II – The Transaction—Background—Our Board's Decision to Commence the Exchange Offer," "Chapter II – The Transaction—The Exchange Offer—The Merger," "Chapter II – The Transaction—The Exchange Offer—Structure of the Exchange Offer and the Merger," "Chapter II – The Transaction—Certain Considerations Relating to the Exchange Offer and the Merger—Certain Effects If We Complete Both the Exchange Offer and the Merger," and "Chapter II – The Transaction—Certain Considerations Relating to the Exchange Offer and the Merger—Possible Alternative Transactions if We do not Acquire All of UGC Europe's Common Stock in the Exchange Offer and Merger" is incorporated herein by reference.
(c)(1)-(7)
Plans. The information set forth in the Prospectus under the captions "Chapter II – The Transaction—Background—Reasons for the Exchange Offer and the Merger," "Chapter II – The Transaction—Background—Our Board's Decision to Commence the Exchange Offer," "Chapter II – The Transaction—The Exchange Offer—The Merger," "Chapter II – The Transaction—The Exchange Offer—Structure of the Exchange Offer and the Merger," "Chapter II – The Transaction—Certain Considerations Relating to the Exchange Offer and the Merger—Certain Effects If We Complete Both the Exchange Offer and the Merger," and "Chapter II – The Transaction—Certain Considerations Relating to the Exchange Offer and the Merger—Possible Alternative Transactions if We do not Acquire All of UGC Europe's Common Stock in the Exchange Offer and Merger" is incorporated herein by reference.

Item 7. Source and Amount of Funds and Other Consideration.

(a)	Source of Funds. The information set forth in the Prospectus under the caption "Chapter II – The Transaction—The Exchange Offer—Source and Amount of Funds" is incorporated herein by reference.
(b)	Conditions. Not applicable.
(d)	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the Prospectus under the captions "Chapter II – The Transaction—The Exchange Offer—Structure of the Exchange Offer and the Merger," "Chapter III – Information About Us and UGC Europe—Relationships with UGC Europe" and "Chapter V – Certain Legal Information—Description of UGC Europe's Capital Stock—Stockholders Agreement" is incorporated herein by reference.
(b)
Securities Transactions. The information set forth in the Prospectus under the caption "Chapter III – Information About Us and UGC Europe—Relationships with UGC Europe" is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the Prospectus under the caption "Chapter II – The Transaction—The Exchange Offer—Fees and Expenses" is incorporated herein by reference.

Item 10. Financial Statements.

(a)	Financial Information. The information set forth in the Prospectus under the captions "Chapter I – Summary—Summary Selected Historical Consolidated Financial Data of United," "Chapter III – Information About Us and UGC Europe—Incorporation of Information By Reference" and "Chapter IV – Financial Information—Selected Financial Data of United" is incorporated herein by reference.
(b)
Pro Forma Information. The information set forth in the Prospectus under the captions "Chapter I – Summary—Summary Selected Unaudited Pro Forma Condensed Consolidated Financial Information of United" and "Chapter IV – Selected Financial Information—Unaudited Pro Forma Condensed Consolidated Financial Information" is incorporated herein by reference.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.
(a)(1)
Material Agreements. The information set forth in the Prospectus under the captions "Chapter I – Overview—Risk Factors," "Chapter I – Overview—Forward Looking Statements" and "Chapter III – Information About Us and UGC Europe—Other Relationships" and in "Schedule II – Information Concerning Certain Relationships Among Us, Liberty and UGC Europe" to the Prospectus is incorporated herein by reference.
(a)(2)-(3)
Regulatory Requirements; Anti-Trust Laws. The information set forth in the Prospectus under the captions "Chapter II – The Transaction—The Exchange Offer—Conditions of the Exchange Offer" and "Chapter II – The Transaction—The Exchange Offer—Regulatory Approvals" is incorporated herein by reference.
(a)(4)
Margin Requirements. The information set forth in the Prospectus under the caption "Chapter I – Overview—Risk Factors—There could be adverse effects if we complete the exchange offer but are not able to complete the 'short-form' merger for any reason" is incorporated herein by reference.
(a)(5)	Legal Proceedings. None.

(b)	Other Material Information. The information set forth in the Prospectus and the appendices thereto is incorporated herein by reference.

Item 12. Exhibits.

The following are attached as exhibits to this Schedule TO:
Exhibit Number	Exhibit Description
(a)(1)	Prospectus relating to United Shares to be issued in the Exchange Offer (incorporated by reference from United's Registration Statement on Form S-4 filed on October 6, 2003).
(a)(2)	Letter of Transmittal.
(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(5)	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(6)	Press release issued by United on October 6, 2003.
(b)	None.
(d)(1)
Founders Agreement with respect to UnitedGlobalCom, Inc. (formerly known as New UnitedGlobalCom, Inc.), dated January 30, 2002 (incorporated by reference from United's Registration Statement on Form S-1 dated February 14, 2002 (File No. 333-82776)).
(d)(2)
Stockholders Agreement among UnitedGlobalCom, Inc. (formerly known as New UnitedGlobalCom, Inc.), Liberty Media Corporation, Liberty Global, Inc., Liberty UCOMA, LLC and each of the Persons identified on the signature pages thereto as a "Founder," dated January 30, 2002 (incorporated by reference from United's Registration Statement on Form S-1 dated February 14, 2002 (File No. 333-82776)).
(d)(3)
Share Exchange Agreement, dated August 18, 2003, by and among certain of United's founding stockholders and Liberty Media Corporation (incorporated by reference from that certain Schedule 13D/A filed by such founding stockholders on August 21, 2003).
(d)(4)
Stockholders Agreement dated as of April 16, 2003, by and among UGC Europe, Inc., UnitedGlobalCom, Inc., and the holders of Common Stock that have executed and delivered a joinder on or prior to April 29, 2003 (incorporated by reference from UGC Europe's Current Report on Form 8-K dated September 3, 2003).
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

EUROPE ACQUISITION, INC.
By:	/s/ FREDERICK G. WESTERMAN III
Name:	Frederick G. Westerman III
Title:	Vice President and Treasurer

Date: October 6, 2003

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(a)(1)	Prospectus relating to United Shares to be issued in the Exchange Offer (incorporated by reference from United's Registration Statement on Form S-4 filed on October 6, 2003).
(a)(2)	Letter of Transmittal.
(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(5)	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(6)	Press release issued by United on October 6, 2003.
(b)	None.
(d)(1)
Founders Agreement with respect to UnitedGlobalCom, Inc. (formerly known as New UnitedGlobalCom, Inc.), dated January 30, 2002 (incorporated by reference from United's Registration Statement on Form S-1 dated February 14, 2002 (File No. 333-82776)).
(d)(2)
Stockholders Agreement among UnitedGlobalCom, Inc. (formerly known as New UnitedGlobalCom, Inc.), Liberty Media Corporation, Liberty Global, Inc., Liberty UCOMA, LLC and each of the Persons identified on the signature pages thereto as a "Founder," dated January 30, 2002 (incorporated by reference from United's Registration Statement on Form S-1 dated February 14, 2002 (File No. 333-82776)).
(d)(3)
Share Exchange Agreement, dated August 18, 2003, by and among certain of United's founding stockholders and Liberty Media Corporation (incorporated by reference from that certain Schedule 13D/A filed by such founding stockholders on August 21, 2003).
(d)(4)
Stockholders Agreement dated as of April 16, 2003, by and among UGC Europe, Inc., UnitedGlobalCom, Inc., and the holders of Common Stock that have executed and delivered a joinder on or prior to April 29, 2003 (incorporated by reference from UGC Europe's Current Report on Form 8-K dated September 3, 2003).
(g)	None.
(h)	None.

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INTRODUCTION
  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds and Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Person/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX